

Mail Stop 3561

May 3, 2017

Gerard M. Anderson
Chairman of the Board and Chief Executive Officer
DTE Energy Company
One Energy Plaza
Detroit, Michigan 48226-1279

> **Re:** **DTE Energy Company**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 9, 2017**
> **File No. 1-11607**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1. We note you present gross margin, a non-GAAP financial measure, throughout your discussion and analysis of the results of your reportable segments. Please provide the disclosures required by Item 10(e)(1) of Regulation S-X.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-56

2. Please tell us the amount of revenues from services included in non-utility revenues for each year presented. If such revenues exceed 10% of total revenues, please tell us what consideration you gave to separately stating net sales of tangible products and revenues

from services and the cost of tangible products sold and cost of services in accordance with Rule 5-03(b)1 and (b)2 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products